May 8, 2009

David L. Orlie

Special Counsel

Kevin Dougherty

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Western Lucrative Enterprises, Inc.

Registration Statement on Form S-1

Amendment No. 3 Filed March 3, 2009

File No. 333-152950

Dear Misters Orlie and Dougherty;

The following are our responses to your comment letter of March 19, 2009.

Item 7.  Selling Security Holders, page 15

1.

We note your response to our prior comment 1.  However, it appears that the chart that you have added to your prospectus does not contain disclosure for several issuers that are affiliated with your principal selling shareholder. For example, NewGen Technologies, Inc. has no “x” marked; yet it appears that it had no or minimal revenues, was delinquent in its reporting obligations, suspended its reporting obligations in November 2007, and was previously a shell company.   As another example, Russian Athena, Inc. also has no “x” marked; yet it apparently had no or minimal revenues, was delinquent in its reporting obligations, had its registration revoked in October 2008, as was previously a shell company. Even with regard to issuers for whom you have disclosed information, that disclosure does not always appear to be complete. For example, Apex Capital Group, Inc. appears to have been a shell company, but that is not disclosed in your chart.  Please correct these and all other inaccuracies in the chart, and ensure that your disclosure is complete.

The following represents the answer to the extent that such information is known by Mr. Baker.

	Limited Bus Plan No or Min. Revenues	Untimely Reports	Delinquent Reporting Oblig.	Reg. Revoked	Shell Company Classified

NewGen Technologies, Inc.	x	x	x	x	x
Russian Athenia, Inc	x	x	x	x	x
Pacific Land Coffee Corp		x	x	x	x
Faceprint Global Solutions, Inc			x
Woodstock Tree Farms			x
Northstar Ventures, Inc	x	x	x	x	x
Asian Financial, Inc	x		x		x
China Holdings, Inc	x	x			x
ARC International Corp		x	x	x	x
Animal Cloning Sciences, Inc	x		x	x	x
Knickerbocker Capital Corp	x	x	x		x
Apex Capital Group, Inc		x	x		x

2.

Please confirm the affiliation of Randall A. Baker with Corio, Inc..  The filings of Corio reflect that a “Randall P. Baker” was an affiliate of that company.  Please advise, or amend your disclosure accordingly.

Mr. Baker is not affiliated with Corio, Inc. and such disclosure has been removed.

Executive Compensation, page 24

3.

We note your response to prior comment 3, as well as your responses to comment 7 of our letters dated December 8, 2008 and September 8, 2008, and we again reissue that comment.  Particularly, please provide a summary compensation table that does not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Revised.

Very truly yours,

/s/ Randall A. Baker

Randall A. Baker, President

Western Lucrative Enterprises, Inc.

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